FILED BY EXPRESS SCRIPTS HOLDING COMPANY

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: EXPRESS SCRIPTS HOLDING COMPANY / CIGNA CORPORATION

COMMISSION FILE NO. 001-35490

The following is a transcript of a video made available on www.advancinghealthcare.com.

Insights from Fiona Scott Morton

Fiona Scott Morton is the former Chief Economist at the Department of Justice and the Theodore Nierenberg Professor of Economics at the Yale School of Management.

(Fiona Scott Morton)

We are spending almost eighteen percent of GDP on health care and that’s just projected to rise, so I think that the social pressure and the political pressure on the health care economy is really large right now to try to think of some creative solutions that will bring down health care costs.

Why bring together insurers and PBMs?

You’ve seen a couple of combinations of insurers and PBMs already. It makes sense because the drugs that you take affect your health and the health that you have affects the drugs that you need. It’s rather a circular system. I think that’s pretty obvious and intuitive to most people, but the kind of actual data to show how important that is, and how much it matters to put health and pharma into the same organization, has really showed up fairly recently in the economics literature.

And what these papers in the literature show is that the combined entity actual does do a lot better job reducing out-of-pocket costs for consumers for drugs that lower overall expenditures. That corporation then has as a bottom line, the total health expenses of the consumer...and that would be their pharma expenses, their medical expenses, maybe their mental health expenses. They have an incentive to coordinate those things to keep the consumer as healthy as possible so the expenses are low. So that’s a really good sign that these transactions are heading in a good direction for overall health care costs.

What factors make Cigna & Express Scripts a compelling match?

Cigna’s strategy is really the strategy of innovation, wellness, coordinated care. If you’re trying to do that without the best possible PBM, the best possible pharmaceutical input, it’s going to be harder. You know, Express Scripts is a very large and very capable PBM with a lot of experience and knowledge of this sector and so put the capabilities of Express Scripts together with the capabilities of Cigna, gives the combined firm a chance to really do that whole wellness, innovation, keep you out of the hospital thing, with the full panoply of the pharma piece fitting in there, and I think there’s a possibility of really good consumer benefits from that.

What can Cigna and Express Scripts expect from a regulatory perspective?

When you come out with a transaction like this and ask, “How might this affect the competitive landscape? How might this affect competition and consumers?”, it might be that somewhere in the vertical merger there’s an implication for horizontal competition and a problem created for horizontal competition.

I think the example everyone is thinking about these days is AT&T-Time Warner, where the idea there is that AT&T will obtain through the Time Warner acquisition valuable content like HBO, and that HBO content would normally be sold to Comcast, Dish and other outlets that are direct horizontal competitors of AT&T...so AT&T might want to – I mean, what the government’s theory is explaining is that AT&T might want to raise the price of HBO to Dish – and that would make Dish more expensive and cause Dish’s customers to want to buy DirecTV, which belongs to AT&T. We don’t really have that same problem in this merger because Express Scripts is selling PBM services, but they’re not must-have PBM services. I mean, if you don’t have HBO, you don’t have Game of Thrones, and there’s other things you can watch on TV, but there isn’t really an exact substitute for Game of Thrones. Whereas when you’re talking about PBM services – that’s pills being delivered in mail order and a formulary – there are actually multiple competitors that supply that service. It’s a much different landscape in terms of the intensity of the foreclosure problem.

When the Department of Justice looks at transactions like this, they’re really trying to look at two pieces: any potential anticompetitive effects and then the efficiencies...what’s going to be better...what’s going to be lower cost or better quality. And I think we see in the academic literature that the efficiencies here are really substantial. If that turns out to be true, then these are going to be transactions that are easy to approve because with a large efficiency that’s a kind of merger that you want, and that’s going to lower health care costs.

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FORWARD LOOKING STATEMENTS

Cautionary Notes on Forward Looking Statements

Information included or incorporated by reference in this communication, and information which may be contained in other filings with the Securities and Exchange Commission (the “SEC”) and press releases or other public statements, contains or may contain forward-looking statements. These forward-looking statements include, among other things, statements of plans, objectives, expectations (financial or otherwise) or intentions.

Forward-looking statements, including as they relate to Express Scripts Holding Company or Cigna Corporation, the management of either such company or the transaction, involve risks and uncertainties. Actual results may differ significantly from those projected or suggested in any forward-looking statements. Express Scripts Holding Company and Cigna Corporation do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. Any number of factors could cause actual results to differ materially from those contemplated by any forward-looking statements, including, but not limited to, the risks associated with the following:

•	the inability of Express Scripts Holding Company and Cigna Corporation to obtain stockholder or regulatory approvals required for the merger or the requirement to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals;

•	a longer than anticipated time necessary to consummate the proposed merger;

•	problems regarding the successful integration of the businesses of Express Scripts Holding Company and Cigna Corporation;

•	unexpected costs regarding the proposed merger;

•	diversion of management’s attention from ongoing business operations and opportunities;

•	potential litigation associated with the proposed merger;

•	the ability to retain key personnel;

•	the availability of financing;

•	effects on the businesses as a result of uncertainty surrounding the proposed merger; and

•	the industry may be subject to future risks that are described in SEC reports filed by Express Scripts Holding Company and Cigna Corporation.

You should carefully consider these and other relevant factors, including those risk factors in this communication and other risks and uncertainties that affect the businesses of Express Scripts Holding Company and Cigna Corporation described in their respective filings with the SEC, including the preliminary joint proxy statement / prospectus contained in the Form S-4 of Halfmoon Parent, Inc. (“Holdco”), which was filed with the SEC on May 16, 2018, when reviewing any forward-looking statement. These factors are noted for investors as permitted under the Private Securities Litigation Reform Act of 1995. Investors should understand it is impossible to predict or identify all such factors or risks. As such, you should not consider either foregoing lists, or the risks identified in SEC filings, to be a complete discussion of all potential risks or uncertainties.

IMPORTANT INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In connection with the proposed transaction, on May 16, 2018, Holdco has filed a registration statement on Form S-4 that included a joint proxy statement of Cigna Corporation and Express Scripts Holding Company that also constitutes a prospectus of Holdco. These materials have not yet been declared effective, are not yet final and may be amended. Cigna Corporation and Express Scripts Holding Company also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AND THE DEFINITIVE VERSIONS THEREOF (WHEN THEY BECOME AVAILABLE), CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the preliminary materials filed on May 16, 2018, the definitive version of the joint proxy statement/prospectus (when it becomes available) and other relevant documents filed by Holdco, Cigna Corporation and Express Scripts Holding Company with the SEC at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by Cigna Corporation will be available free of charge on Cigna Corporation’s website at www.cigna.com or by contacting Cigna Corporation’s Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts Holding Company will be available free of charge on Express Scripts Holding Company’s website at www.express-scripts.com or by contacting Express Scripts Holding Company’s Investor Relations Department at (314) 810-3115.

PARTICIPANTS IN THE SOLICITATION

Cigna Corporation (and, in some instances, Holdco) and Express Scripts Holding Company and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Investors may obtain information regarding the names, affiliations and interests of directors and executive officers of Cigna Corporation (and, in some instances, Holdco) in Cigna Corporation’s Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 28, 2018, its definitive proxy statement for its 2018 Annual Meeting, which was filed with the SEC on March 16, 2018, and the preliminary joint proxy statement / prospectus contained in the Form S-4, which was filed by Holdco with the SEC on May 16, 2018. Investors may obtain information regarding the names, affiliations and interests of Express Scripts Holding Company’s directors and executive officers in Express Scripts Holding Company’s Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 27, 2018, its definitive proxy statement for its 2018 Annual Meeting, which was filed with the SEC on March 29, 2018, and the preliminary joint proxy statement / prospectus contained in the Form S-4, which was filed by Holdco with the SEC on May 16, 2018. You may obtain free copies of these documents at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by Cigna Corporation will be available free of charge on Cigna Corporation’s website at www.cigna.com or by contacting Cigna Corporation’s Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts Holding Company will be available free of charge on Express Scripts Holding Company’s website at www.express-scripts.com or by contacting Express Scripts Holding Company’s Investor Relations Department at (314) 810-3115. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement / prospectus and will be contained in other relevant materials to be filed with the SEC regarding the proposed transaction if and when they become available. Investors should read the preliminary joint proxy statement / prospectus, and the definitive version thereof (when it becomes available), carefully and in its entirety before making any voting or investment decisions.

NO OFFER OR SOLICITATION

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.